SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                          Fruehauf Trailer Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    359397106
                                 (CUSIP Number)

                                 Mark D. Lerner
                     Vice President, Secretary and Treasurer
                    Chesapeake Partners Management Co., Inc.
                        1829 Reisterstown Road, Suite 220
                            Baltimore, Maryland 21208
                                 (410) 602-0195
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                                                                      ----
Check the following box if a fee is being paid with this statement:  /   /
                                                                     ----

                      Index of Exhibits appears on page 12

                               Page 1 of 15 Pages

CUSIP No. 359397106

( 1) NAMES OF REPORTING PERSONS / S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                   Chesapeake Partners Management Co., Inc.
                   I.R.S. Identification No. - 52-1745745

( 2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                -----
         (a)   / XX /
               -----
                -----
         (b)   /    /
               -----

( 3)     SEC USE ONLY

( 4)     SOURCE OF FUNDS*
                   WC

( 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                -----
               /    /
               -----

( 6)     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Maryland

NUMBER OF                    ( 7)     SOLE VOTING POWER:        None
SHARES BENE-
FICIALLY                     ( 8)     SHARED VOTING POWER:      1,888,300
OWNED BY
EACH                         ( 9)     SOLE DISPOSITIVE POWER:   None
REPORTING
PERSON WITH                  (10)     SHARED DISPOSITIVE POWER: 1,888,300

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   1,888,300

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                -----
               /    /
               -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                   4.8%

(14)     TYPE OF REPORTING PERSON*
                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 359397106

( 1) NAMES OF REPORTING PERSONS / S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                   Chesapeake Partners Limited Partnership
                   I.R.S. Identification No. - 54-1599401

( 2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                -----
         (a)   / XX /
               -----
                -----
         (b)   /    /
               -----

( 3)     SEC USE ONLY

( 4)     SOURCE OF FUNDS*
                   WC

( 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                -----
               /    /
               -----

( 6)     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Maryland

NUMBER OF                    ( 7)     SOLE VOTING POWER:        None
SHARES BENE-
FICIALLY                     ( 8)     SHARED VOTING POWER:      1,574,000
OWNED BY
EACH                         ( 9)     SOLE DISPOSITIVE POWER:   None
REPORTING
PERSON WITH                  (10)     SHARED DISPOSITIVE POWER: 1,574,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   1,574,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                -----
               /    /
               -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                   4.0%

(14)     TYPE OF REPORTING PERSON*
                   PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 359397106

( 1)     NAMES OF REPORTING PERSONS / S.S. or I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:
                   Chesapeake Partners Institutional Fund Limted Partnership I.R.S. Identification No. - 52-1782815

( 2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                -----
         (a)   / XX /
               -----
                -----
         (b)   /    /
               -----

( 3)     SEC USE ONLY

( 4)     SOURCE OF FUNDS*
                   WC

( 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                -----
               /    /
               -----

( 6)     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Maryland

NUMBER OF                    ( 7)     SOLE VOTING POWER:        None
SHARES BENE-
FICIALLY                     ( 8)     SHARED VOTING POWER:      92,300
OWNED BY
EACH                         ( 9)     SOLE DISPOSITIVE POWER:   None
REPORTING
PERSON WITH                  (10)     SHARED DISPOSITIVE POWER: 92,300

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   92,300

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                -----
               /    /
               -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                   0.2%

(14)     TYPE OF REPORTING PERSON*
                   PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 359397106

( 1) NAMES OF REPORTING PERSONS / S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                   Chesapeake Partners International, Ltd.
                   I.R.S. Identification No. - None Required

( 2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                -----
         (a)   / XX /
               -----
                -----
         (b)   /    /
               -----

( 3)     SEC USE ONLY

( 4)     SOURCE OF FUNDS*
                   WC

( 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                -----
               /    /
               -----

( 6)     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Maryland

NUMBER OF                    ( 7)     SOLE VOTING POWER:        None
SHARES BENE-
FICIALLY                     ( 8)     SHARED VOTING POWER:      222,000
OWNED BY
EACH                         ( 9)     SOLE DISPOSITIVE POWER:   None
REPORTING
PERSON WITH                  (10)     SHARED DISPOSITIVE POWER: 222,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   222,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                -----
               /    /
               -----

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                   0.6%

(14)     TYPE OF REPORTING PERSON*
                   PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends and supplements the Schedule 13D (the "Statement") filed on February 28, 1994 and Amendment No. 1 filed on June 29, 1994 by Chesapeake Partners Management Co., Inc. with respect to Freuhauf Trailer Corporation. Unless otherwise indicated, all capitalized terms used but not herein defined shall have the meanings ascribed to them by the Statement. Because this Amendment No. 2 represents the first electronic amendment to a paper format Schedule 13D, the entire text of the Schedule 13D is herein restated as amended.

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of Fruehauf Trailer Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 111 Monument Circle, Suite 3200, Indianapolis, Indiana, 46204.

Item 2. Identity and  Background.

     This Statement is being filed by Chesapeake Partners Management Co., Inc., a Maryland corporation ("CPMC"), in respect of Shares held directly by Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"), Chesapeake Partners Institutional Fund Limited Partnership, a Maryland limited partnership ("CPIF"), and Chesapeake Partners International Ltd., a corporation organized in the Cayman Islands ("CPIL"). CPMC is the general partner of CPLP and CPIF and is the Investment Manager of CPIL. CPMC is principally engaged in the business of investment management and related activities. The principal business address for each entity is 1829 Reisterstown Road, Suite 220, Baltimore, Maryland 21208, except CPIL's principal business address is P. O. Box 896, Harbour Centre, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

     Through its position as general partner of CPLP and CPIF, and as Investment Manager of CPIL, CMPC for purposes of federal securities laws, may be deemed to beneficially own the securities held of record by CPLP, CPIF, and CPIL. In addition, CPMC and its executive officers and directors may beneficially own Shares of the Issuer. Therefore, this Statement is being filed for the Group - CPMC, CPLP, CPIF, and CPIL. A Joint Filing Agreement is attached as Exhibit B hereto and is incorporated herein by reference in its entirety.

     The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CPMC and CPIL were set forth in Exhibit B to the Statement and is incorporated herein by reference in its entirety.

     Neither CPLP, CPIF, CPIL, nor CPMC and, to the best knowledge of CPMC, none of the executive officers and directors listed on Exhibit B hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     CPMC, CPLP, CPIF and CPIL generally fund their equity positions through a variety of unsecured financing sources.

Item 4.  Purpose of Transaction.

     Each of CPLP, CPIF, and CPIL (through CPMC) obtained the Shares in the ordinary course of business through CPMC's investment management activities and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect.

     CPLP, CPIF, and CPIL hold the Shares for investment purposes and, together with CPMC, have no plans for any transaction involving the Issuer as set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. CPLP, CPIF, and CPIL (through CPMC) may buy or sell shares of the Issuer in the future. The Shares were acquired in transactions effected on the New York Stock Exchange and in private transactions.

Item 5.  Interest in Securities of Issuer.

     The Company has 39,212,454 Shares outstanding at August 14, 1996, according to the Company's report on Form 10-Q for the period ending June 30, 1996. As described below, CPMC, CPLP, CPIF and CPIL now own less than 5% of the Shares and therefore will not be required to file further Amendments to the Statement.

     CPMC may be deemed to beneficially own 1,888,300 Shares, which constitutes approximately 4.8% of the outstanding Shares. CPMC may be deemed to have sole voting power with respect to 0 Shares; has shared voting power with respect to 1,888,300 of the Shares; may be deemed to have sole dispositive power with respect to 0 Shares; and has shared dispositive power with respect to 1,888,300 of the Shares.

     CPLP beneficially owns 1,574,000 Shares, which constitutes approximately 4.0% of the outstanding Shares. CPLP has sole voting power with respect to 0 of the Shares; has shared voting power with respect to 1,574,000 of the Shares; has sole dispositive power with respect to 0 of the Shares; and has shared dispositive power with respect to 1,574,000 of the Shares.

     CPIF beneficially owns 92,300 Shares, which constitutes approximately 0.2% of the outstanding Shares. CPIF has sole voting power with respect to 0 of the Shares; has shared voting power with respect to 92,300 of the Shares; has sole dispositive power with respect to 0 of the Shares; and has shared dispositive power with respect to 92,300 of the Shares.

     CPIL beneficially owns 222,000 Shares, which constitutes approximately 0.6% of the outstanding Shares. CPIL has sole voting power with respect to 0 of the Shares; has shared voting power with respect to 222,000 of the Shares; has sole dispositive power with respect to 0 of the Shares; and has shared dispositive power with respect to 222,000 of the Shares.

     Exhibit A to this Statement, which is hereby incorporated by reference in its entirety, contains information describing transactions in Shares by CPLP, CPIF and CPIL (through CPMC) effected during the past 60 days. To the best knowledge of CPMC, none of the executive officers and directors listed in Exhibit B hereto has effected any transaction in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.  Material to be filed as Exhibits.

     The Index of Exhibits attached to this Amendment No. 2 is hereby incorporated herein by reference in its entirety.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 1996

                                       CHESAPEAKE PARTNERS
                                       MANAGEMENT CO., INC.


                                       By: /s/ Mark D. Lerner
                                          --------------------------------
                                       Name:  Mark D. Lerner
                                       Title: Vice President

                                       CHESAPEAKE PARTNERS LIMITED
                                       PARTNERSHIP

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               General Partner


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President

                                       CHESAPEAKE PARTNERS
                                       INSTITUTIONAL FUND LIMITED PARTNERSHIP

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               General Partner


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President

                                       CHESAPEAKE PARTNERS
                                       INTERNATIONAL, LTD.

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               Investment Manager


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President

                                INDEX OF EXHIBITS


Number                     Description                     Page

Exhibit A     Information concerning transactions
              in Shares of Fruehauf Trailer Corporation     13

Exhibit B     Joint Filing Agreement                        14

                                    EXHIBIT A

Purchaser                 Trade Date    Quantity     Price     Transaction

Chesapeake Partners
Limited Partnership         08/20/96     249,900     $0.48        Sale
                            08/21/96     164,000     $0.43        Sale
                            08/22/96      62,500     $0.44        Sale
                            08/23/96      59,600     $0.43        Sale
                            08/26/96      43,100     $0.44        Sale

Chesapeake Partners
Institutional Fund
Limited Partnership         08/20/96      14,700     $0.48        Sale
                            08/21/96       9,700     $0.43        Sale
                            08/22/96       3,700     $0.44        Sale
                            08/23/96       3,500     $0.43        Sale
                            08/26/96       2,500     $0.44        Sale

Chesapeake Partners
International Ltd.          08/20/96      35,400     $0.48        Sale
                            08/21/96      23,300     $0.43        Sale
                            08/22/96       8,800     $0.44        Sale
                            08/23/96       8,400     $0.43        Sale
                            08/26/96       6,100     $0.44        Sale

                                    EXHIBIT B

     The undersigned each hereby agrees that Amendment No. 2 to Schedule 13D to which this Joint Filing Agreement is an Exhibit herewith and any amendments thereto relating to the sale of shares of Common Stock, par value $0.01 per share, of FRUEHAUF TRAILER CORPORATION., a Delaware corporation, is filed jointly on behalf of each such person.

Dated:  August 27, 1996

                                       CHESAPEAKE PARTNERS
                                       MANAGEMENT CO., INC.


                                       By: /s/ Mark D. Lerner
                                          --------------------------------
                                       Name:  Mark D. Lerner
                                       Title: Vice President

                                       CHESAPEAKE PARTNERS LIMITED
                                       PARTNERSHIP

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               General Partner


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President

                                       CHESAPEAKE PARTNERS
                                       INSTITUTIONAL FUND LIMITED PARTNERSHIP

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               General Partner


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President

                                       CHESAPEAKE PARTNERS
                                       INTERNATIONAL, LTD.

                                          By:  CHESAPEAKE PARTNERS
                                               MANAGEMENT CO., INC.,
                                               Investment Manager


                                          By: /s/ Mark D. Lerner
                                             --------------------------------
                                             Name:  Mark D. Lerner
                                             Title: Vice President